Filed by The Cooper Companies, Inc.

(Commission File No.: 1-8597)

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Ocular Sciences, Inc.

(Commission File No.: 0-22623)

This filing relates to a proposed acquisition by The Cooper Companies, Inc. (“Cooper”) of Ocular Sciences, Inc. (“Ocular Sciences”) pursuant to the terms of an Agreement and Plan of Merger, dated as of July 28, 2004 (the “Merger Agreement”), by and among Cooper, TCC Acquisition Corp., a wholly owned subsidiary of Cooper, and Ocular Sciences. The Merger Agreement is on file with the Securities and Exchange Commission (“SEC”) as an exhibit to the Current Report on Form 8-K filed by Cooper on July 29, 2004, and is incorporated by reference into this filing.

The following is a letter dated September 17, 2004 sent from Gregory A. Fryling, Chief Operating Officer of CooperVision, Inc. to all CooperVision employees in connection with the proposed Acquisition.

West Coast Corporate Office

21062 Bake Pkwy., Suite 200

Lake Forest, CA 92630

(949) 597-4700

Fax (949) 597-1114

September 17, 2004

Dear CooperVision Employee:

This letter is intended to provide you with an update relative to the integration planning efforts that we are following as we move ahead with the CooperVision/Ocular Sciences combination. To assist with the integration we are naming an Integration Steering Committee and announcing the retention of Keystone Consulting, a firm that specializes in merger and acquisition integration activities.

The Steering Committee, which will be represented by John Calcagno, CFO of CooperVision; Jim Welch, President of OSI’s International business; John Weber, EVP of OSI’s Worldwide Operations and Manufacturing; representatives of Keystone Consulting Group; and myself, will oversee the key issues to be addressed from now until closing. The Steering Committee will also be developing a comprehensive integration plan to implement following the closing date. Having a Steering Committee, with the depth and breadth of experience that these individuals have within the two corporations, will serve to insure that we are adopting the best practices, selecting the best people and planning for the future.

It is important that we provide explicit policy decisions from day one of the integration. We will also develop clear management standards to measure the integration progress with the assistance of the Keystone Consulting Group.

We want to thank everyone for your ongoing attention to your major responsibilities, as well as acknowledge the cooperation you are exhibiting. We will be introducing additional communication initiatives within the next several weeks to keep you apprised of the status.

Sincerely,

Greg

Gregory A. Fryling

Chief Operating Officer

CooperVision, Inc.

Additional Information

In connection with Cooper’s proposed merger with Ocular Sciences, Cooper has filed with the SEC a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant materials. INVESTORS AND SECURITYHOLDERS OF COOPER AND OCULAR SCIENCES ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS REGARDING THE ACQUISITION AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE, AS WELL AS OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE ACQUISITION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC web site www.sec.gov. The definitive joint proxy statement/prospectus and other relevant materials (when they become available) will be mailed to stockholders of Cooper and Ocular Sciences in advance of the special meetings to consider the transaction. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Cooper by contacting Investor Relations, The Cooper Companies, Inc., 21062 Bake Parkway, Suite 200, Lake Forest, CA 92630, 949-597-4700, ir@coopercos.com. Investors and security holders may obtain free copies of the documents filed with the SEC by Ocular Sciences by contacting EVC Group, Inc, 90 Montgomery Street Suite 1001, San Francisco, CA 94165, 415-896-6820, ocularir@evcgroup.com. Cooper, Ocular Sciences and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the proposed merger. A description of the interests of the directors and executive officers of Cooper is set forth in Cooper’s proxy statement for its 2004 annual meeting, which was filed with the SEC on February 6, 2004. A description of the interests of the directors and executive officers of Ocular Sciences is set forth in Ocular Sciences’ proxy statement for its 2004 annual meeting, which was filed with the SEC on April 22, 2004. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, when it becomes available, as well as other relevant documents filed with the SEC when they become available.

Cooper Companies Forward-Looking Statements

This document contains “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. These include certain statements about the merger with Ocular Sciences, our capital resources, performance and results of operations. In addition, all statements regarding anticipated growth in our revenue, anticipated market conditions, planned product launches and results of operations are forward-looking. To identify these statements look for words like “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates” or “anticipates” and similar words or phrases. Discussions of strategy, plans or intentions often contain forward-looking statements. Forward-looking statements necessarily depend on assumptions, data or methods that may be incorrect or imprecise and are subject to risks and uncertainties. These include risks related to the inability to obtain, or meet conditions imposed for governmental and other approvals of the proposed merger, including approval by stockholders of both companies; the risk that the Cooper and Ocular Sciences businesses will not be integrated successfully; risks related to any uncertainty surrounding the merger, and the costs related to the merger; the risk that the combined company may not continue to realize anticipated benefits from its cost-cutting measures; the ultimate validity and enforceability of the companies’ patent applications and patents and the possible infringement of the intellectual property of others.

Events, among others, that could cause actual results and future actions to differ materially from those described in forward-looking statements include major changes in business conditions, a major disruption in the operations of our manufacturing facilities, new competitors or technologies, significant delays in new product introductions, the impact of an undetected virus on our computer systems, acquisition integration delays or costs (including with respect to the Ocular Sciences integration), increases in interest rates, foreign currency exchange exposure, investments in research and development and other start-up projects, dilution to earnings per share from acquisitions or issuing stock, worldwide regulatory issues, including product recalls and the effect of healthcare reform legislation, cost of complying with new corporate governance requirements, changes in tax laws or their interpretation, changes in geographic profit mix effecting tax rates, significant environmental cleanup costs above those already accrued, litigation costs including any related settlements or judgments, cost of business divestitures, the requirement to provide for a significant liability or to write off a significant asset, including impaired goodwill, changes in accounting principles or estimates, including the potential cost of expensing stock options, and other events described in our Securities and Exchange Commission filings, including the “Business” section in our Annual Report on Form 10-K for the year ended October 31, 2003. We caution investors that forward-looking statements reflect our analysis only on their stated date. We disclaim any intent to update them except as required by law.